UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Ardmore Shipping Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0207T100
(CUSIP Number)
GA Holdings LLC c/o Greenbriar Equity Group LLC
555 Theodore Fremd Avenue, Suite A-201 Rye, NY 10580 (914) 925-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	GA Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Republic of the Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	OO

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Greenbriar Equity Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Delaware

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	PN

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Greenbriar Equity Fund II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Delaware

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	PN

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Greenbriar Equity Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Delaware

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	PN

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Greenbriar Holdings II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Delaware

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	OO

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Joel S. Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		United States of America

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	IN

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Reginald L. Jones, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		United States of America

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	IN

Schedule 13D/A
CUSIP No.	Y0207T100

1.	Names of Reporting Persons
	Gerald Greenwald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		United States of America

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)

	IN

Schedule 13D/A
CUSIP No.	Y0207T100

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed by GA Holdings LLC, a Marshall Islands limited liability company ("GA Holdings"), Greenbriar Equity Fund II, L.P., a Delaware limited partnership ("GEF Fund II"), Greenbriar Equity Fund II-A, L.P., Delaware limited partnership ("GEF Fund II-A"), Greenbriar Equity Capital II, L.P., a Delaware limited partnership ("GEC Capital"), Greenbriar Holdings II, LLC, a Delaware limited liability company ("Greenbriar Holdings"), Joel S. Beckman, a citizen of the United States of America, Reginald L. Jones, III, a citizen of the United States of America, and Gerald Greenwald, a citizen of the United States of America (together with GA Holdings, GEF Fund II, GEF Fund II-A, GEC Capital, Greenbriar Holdings, Mr. Beckman and Mr. Jones, the "Reporting Persons") with respect to the common shares, par value $0.01 per share (the "Common Shares") of Ardmore Shipping Corporation, a Marshall Islands corporation (the "Issuer"). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

As set forth below, as a result of the transactions described herein, on November 30, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of November 30, 2017, the Reporting Persons no longer beneficially owned any Common Shares.
To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares.
(c) On November 28, 2017, GA Holdings agreed to sell, in an underwritten public offering (the "Offering"), 5,579,978 Common Shares at a public offering price of $8.10 per share ($7.71525 per share if including underwriting fees and commissions). In connection with the Offering, GA Holdings also agreed to (i) sell to the Issuer, in a privately-negotiated transaction, an additional 85,654 Common Shares at $7.71525 per share and (ii) distribute to certain of its members not affiliated with GEF Fund II, GEF Fund II-A, GEC Capital, Greenbriar Holdings, Mr. Beckman, Mr. Greenwald and Mr. Jones an aggregate 122,310 Common Shares for no consideration. Except as set forth in this Amendment No. 1, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
(e) As a result of the transactions described herein, on November 30, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On November 26, 2017, GA Holdings entered into a share purchase agreement with the Issuer pursuant to which the Issuer agreed to purchase from GA Holdings 85,654 Common Shares at a purchase price per share equal to the price per share paid by the Underwriter (defined below) in the Offering. See Exhibit D.
On November 28, 2017, GA Holdings entered into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. LLC (the "Underwriter") and the Issuer. Pursuant to the Underwriting Agreement, on November 28, 2017, GA Holdings sold to the Underwriter an aggregate of 5,579,978 Common Shares at a public offering price of $8.10 per share ($7.71525 per share if including underwriting fees and commissions). See Exhibit E.
On November 30, 2017, in connection with the Offering, GA Holdings (i) distributed (the "Distribution") an aggregate 122,310 Common Shares (the "Distributed Shares") for no consideration to certain of its members not affiliated with GEF Fund II, GEF Fund II-A, GEC Capital, Greenbriar Holdings, Mr. Beckman, Mr. Greenwald and Mr. Jones and (ii) following the Distribution agreed to assign all of its rights, title and interest under the Registration Rights Agreement, dated June 13, 2016, between GA Holdings and the Issuer, to the distributees. See Exhibit F.

ITEM 7.           Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A	The Joint Filing Agreement.

Exhibit D	Share Purchase Agreement, dated November 26, 2017, between the Issuer and GA Holdings.

Exhibit E
Underwriting Agreement, dated November 28, 2017, among the Issuer, GA Holdings and Morgan Stanley & Co. LLC (incorporated by reference from the Issuer's Report on Form 6-K, filed with the Commission on November 30, 2017).

Exhibit F	Assignment of Registration Rights, dated as of November 30, 2017, between GA Holdings, Seacove Shipping Ventures LLC, Paul Tivnan, Mark Cameron and Brian Dunne.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2017	GA HOLDINGS LLC

	By:	/s/ Reginald L. Jones, III
Reginald L. Jones, III
Director

GREENBRIAR EQUITY FUND II, L.P.

By:	Greenbriar Equity Capital II, L.P., its general partner

By:	Greenbriar Holdings II, LLC, its general partner

	By:	/s/ Reginald L. Jones, III
Reginald L. Jones, III Managing Member

GREENBRIAR EQUITY FUND II-A, L.P.

By:	Greenbriar Equity Capital II, L.P., its general partner

By:	Greenbriar Holdings II, LLC, its general partner

	By:	/s/ Reginald L. Jones, III
Reginald L. Jones, III Managing Member

GREENBRIAR EQUITY CAPITAL II, L.P.

By: Greenbriar Holdings II, LLC, its general partner

By:	/s/ Reginald L. Jones, III
Reginald L. Jones, III Managing Member

GREENBRIAR HOLDINGS II, LLC

By:	/s/ Reginald L. Jones, III
Reginald L. Jones, III
Managing Member

JOEL S. BECKMAN*

/s/ Joel S. Beckman

REGINALD L. JONES, III*

/s/ Reginald L. Jones, III

GERALD GREENWALD*

/s/ Gerald Greenwald

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
________________________________________
* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.